Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following press release was issued by Stratasys Ltd. on September 12, 2023.

Stratasys Board Unanimously Concludes Revised 3D Systems Proposal Does Not Constitute a

“Superior Proposal” and Terminates Discussions with 3D Systems

Comments on Press Release Issued by 3D Systems

MINNEAPOLIS & REHOVOT, Israel – September 12, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today confirmed that the Stratasys Board of Directors (the “Board”) received on September 6, 2023 a revised proposal from 3D Systems Corporation (NYSE: DDD) (“3D Systems”) to acquire Stratasys for $7.00 in cash and 1.6387 newly issued shares of 3D Systems common stock per ordinary share of Stratasys, representing a value of $15.26 per share for Stratasys, and a premium of only 3% to the unaffected closing stock price of Stratasys ordinary shares as of May 24, 2023.

After consultation with its outside financial and legal advisors, and following an extensive due diligence review of 3D Systems, the Stratasys Board unanimously determined that the revised proposal from 3D Systems continues to significantly undervalue Stratasys and does not constitute a “Superior Proposal” as defined in Stratasys’ merger agreement with Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”). Accordingly, the Stratasys Board has terminated discussions with 3D Systems. The Stratasys Board reaffirms its unanimous support of the pending combination with Desktop Metal.

The Company issued the following statement:

3D Systems’ most recent proposal, received on September 6, 2023, to acquire Stratasys for $7.00 in cash and 1.6387 newly issued shares of 3D Systems common stock per ordinary share of Stratasys significantly undervalues Stratasys. The proposal by 3D Systems comprises consideration with a nominal value of $15.26 per Stratasys ordinary share as of September 11, 2023, representing a premium of only 15% to the closing stock price of Stratasys ordinary shares as of such date and a premium of only 3% to the unaffected closing stock price of Stratasys ordinary shares as of May 24, 2023. In fact, the consideration for Stratasys ordinary shares implied by 3D Systems’ most recent proposal is 35% lower than the value implied by 3D Systems’ July 13, 2023 proposal to acquire Stratasys for $7.50 in cash and 1.5444 newly issued shares of 3D Systems common stock per ordinary share of Stratasys (a nominal value at that time of $23.64 per Stratasys ordinary share).

In addition, the most recent proposal by 3D Systems carries several significant risks. In conducting mutual due diligence, Stratasys uncovered a significant number of material issues with respect to a proposed transaction with 3D Systems, including:

●	Serious concerns about 3D Systems’ short- to medium-term growth prospects:

o	3D Systems reported Q2 results on August 9, 2023, missing its own guidance as well as street expectations, and significantly guiding down 2023 fiscal estimates. 3D Systems is now expecting revenue to decline one percent at mid-point guidance over 2022, versus four percent revenue growth mid-point guidance, prior to Q2 earnings.

o	Revenue from Align Technology, Inc. (“Align”), which represents 23% of 3D Systems revenues, will be expected to create severe growth challenges for 3D Systems. We believe Align is likely to transition to multiple-source printing technology over time. We had previously raised concerns that Align was likely to migrate away from 3D Systems’ stereolithography technology towards DLP technology for both indirect and direct printing of appliances and other source suppliers. Align’s recently announced acquisition of Cubicure GmbH, with its strength in direct 3D printing of appliances, reaffirmed our concerns. At this stage, it is highly uncertain at what market share and margins 3D Systems’ business can operate in the future as Align ramps up its own solutions and additional alternatives continue to grow. The impact could be highly material and calls into question whether the market currently reflects the true intrinsic value of 3D Systems’ business.

●	Structural challenges to a path to attractive profitability:

3D Systems’ portfolio already operates at gross margins that are significantly below the gross margins of Stratasys: 3D Systems is at 39%, while Stratasys is at 49%. Consensus 2023 estimates for 3D Systems’ EBITDA remain negative. If 3D Systems’ dental business declines due to Align shifting its sourcing, 3D Systems’ profitability could fall even further and weigh down the margins of a combined company. We believe that this would make it extremely difficult to achieve attractive long-term operating margins for a combined company.

●	Net synergy potential is materially lower than what 3D Systems is broadcasting:

o	3D Systems was unable to furnish any credible support backing its claim of cost synergies of more than $110 million. Based on independent analysis performed by a leading consulting firm, we estimate annual cost synergies to be $74 to $88 million associated with the merger.

o	In addition to this gap in realizable cost synergies, based on detailed work performed by Stratasys management and independent advisors, there will be approximately $50 million of annual negative revenue synergies. Even 3D Systems has acknowledged that this portion of the business would be lost as a result of a potential transaction.

●	Significant regulatory consummation risks and extended timeline to closing of 9 to 18 months:

o	Based on detailed joint analysis by Stratasys and 3D Systems, a combination of the two companies would likely require a lengthy and extensive regulatory review process, an extended duration to closing and significant costs to obtain the required regulatory approvals.

o	This extended timeline to closing creates significant risks of employee attrition. Additionally, despite our repeated requests, 3D Systems has not provided any operational or integration plan, preventing us from assessing which of Stratasys’ employees would be critical for a combined company to execute on its business plan.

●	Serious concerns regarding the ability of 3D Systems’ management team to run a combined company:

o	3D Systems’ management team has repeatedly missed its own cost reduction targets, adding to our concerns regarding its ability to achieve its target cost synergies.

o	Stratasys’ management team, in contrast, has delivered superior performance:

■	From 2021 to 2023, based on mid-point guidance of each company, 3D Systems’ revenue declined by one percent, adjusting for divestitures, while Stratasys’ revenue grew by six percent, adjusting for divestitures.

■	3D Systems’ business operates at a 39% gross margin, significantly below a 49% gross margin for Stratasys. Given its short- to mid-term growth challenges, a decline in 3D Systems’ business may widen the gap.

■	Based on street consensus estimates, 3D Systems is expected to generate operating loss of $41 million, while Stratasys is expected to generate operating profit of $19 million in 2023.

o	Of the last 12 quarters, 3D Systems missed street estimates for either or both of earnings and revenues for 7 quarters, while Stratasys management has met or surpassed such estimates for EVERY quarter.

Therefore, the Stratasys Board, after careful review and consultation with its outside financial and legal advisors, has determined that 3D Systems’ most recent revised proposal does not constitute a “Superior Proposal,” as defined in Stratasys’ merger agreement with Desktop Metal. Accordingly, Stratasys has terminated discussions with 3D Systems.

In response to 3D Systems’ press release dated September 11, 2023, we would like to clarify the following:

●	Our request for more stock and less cash: This request was driven by our concerns that a combined company would be operating with significantly less cash, potentially leading to an inability to continue to invest in the business or to further dilution from a need to raise significant cash amounts, especially given that the timeline to closing would be expected to run as long as 9 to 18 months, which would deplete additional cash from 3D Systems’ own balance sheet.

●	Management of the combined company: We were very clear with 3D Systems that we were NOT concerned about the proposed composition of a new board despite Stratasys shareholders’ large ownership; however, we insisted upon having an appropriate management structure to ensure that the benefits of the combination would be achieved, including realization of the synergies, and that key employees would be retained during an extensive regulatory review process.

As announced on May 25, 2023, Stratasys entered into a merger agreement with Desktop Metal (the “Desktop Metal Merger Agreement”), pursuant to which Desktop Metal agreed to combine with Stratasys in an all-stock transaction. The Stratasys Board reaffirms its unanimous approval, recommendation and declaration of advisability of the transaction with Desktop Metal.

As announced on August 23, 2023, Stratasys will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on Thursday, September 28, 2023, at 3:00 p.m. Israel time/ 8:00 a.m. Eastern time. The record date for shareholders entitled to vote at the Meeting was Thursday, August 24, 2023. The agenda for the Meeting includes, among other things, approval of certain matters to be effected in connection with the Desktop Metal Merger Agreement.

The Stratasys Board of Directors strongly encourages shareholders to vote “FOR” the Stratasys Merger-related proposal at the Stratasys EGM, and to thereby enable the value-enhancing Merger with Desktop Metal.

Whether or not you attend the Meeting, your vote is important. We urge you to participate and vote, regardless of the number of ordinary shares you own.

Shareholders in need of assistance voting their Stratasys ordinary shares should contact Morrow Sodali LLC, Stratasys’ proxy solicitor, at (800) 662-5200 or (203) 658-9400 toll-free or by email at SSYS@info.morrowsodali.com.

Advisors

J.P. Morgan is acting as exclusive financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to actions taken by or other developments involving Nano Dimension Ltd. (“Nano”), including any future unsolicited tender offer similar to its recently-expired partial tender offer for shares of Stratasys or Nano’s legal challenge to Stratasys’ shareholder rights plan, and actions taken by Stratasys or its shareholders with respect to such actions or developments; the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here, and the list of factors presented in the registration statement on Form F-4, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal that also constitutes a prospectus of Stratasys. The registration statement was declared effective by the SEC on August 25, 2023. Stratasys filed the definitive proxy statement/prospectus with the SEC on August 28, 2023. The definitive proxy statement/prospectus was mailed to shareholders of Stratasys and Desktop Metal on or around August 28, 2023. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Stratasys are available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal are available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was furnished to the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Use of Non-GAAP Financial Measures

This communication contains certain forward-looking non-GAAP measures, which are based on internal forecasts and represent management’s best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of revenue, margin and EBITDA in accordance with GAAP for fiscal years 2024 and beyond. Stratasys also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain. All revenue, margin, EBITDA and other P&L references are non-GAAP unless specified otherwise.

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media

Yonatan Snir

VP Global Marketing

Yonatan.Snir@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703